Mail Stop 6010

March 30, 2007

Jinsheng Ren
Chairman of the Board and Chief Executive Officer
Simcere Pharmaceutical Group
No. 12 Hua Yuan Road
Nanjing
Jiangsu Province 210042
People's Republic of China

Re: **Simcere Pharmaceutical Group**
      Form F-1 Registration Statement
      File No. 333-141539

Dear Mr. Ren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors – page 12

We face intense competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance for our future products. Our competitors may develop or commercialize products before or more successfully that us. – page 27

1.   Please further revise the risk factor to disclose, as we previously requested, what your share of the market is for each of your principal products, as well as the share held by the

most significant competitors for your major products. The risk factor now identifies your most significant competitors and the market shares some of your competitors hold, but without the information about your market share, it will not be meaningful to a potential investor.

Selected Consolidated Financial Data

Recent Developments, page 54

2.   You project a significant increase in revenues, income from operations and net income for the quarterly period ending March 31, 2007 as compared to your pro forma operating results for 2006. However, you do not describe or quantify the key assumptions used in this projection or how they were developed. Please provide an expanded discussion and quantification of these key assumptions, including related economic indicators, industry trends, changes in operations since January 1, 2007 and significant factors considered in "assessing operating conditions prevailing in March 2007." Describe and quantify the sensitivity of projected operating results to reasonably likely changes in key assumptions.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Frank Wyman at 202-551-3660 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Leiming Chen, Esq.
Simpson Thatcher & Bartlett LLP
35th Floor – ICBC Tower
Three Garden Road
Central, Hong Kong